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The foundation of the Busey story, established on January 13, 1868, is 4 Pillars—associates, customers, shareholders and communities. Pillars past and present truly make Busey… Busey. We are incredibly grateful for your trusted relationship and the opportunity to serve your unique financial needs. As we recognize 150 years of service at Busey, we do so with humility and appreciation. We owe a great debt of gratitude to those whom came before us and also to those we currently serve. Busey. Fulfilling Dreams Since 1868. 2017 ANNUAL REPORT

Dear Fellow Shareholders total assets of $657.5 million, including loans held for sale and portfolio loans of $370.0 million and total deposits of $505.6 million. South Side Trust was merged with Busey Wealth Management on January 1, 2018, and South Side Bank merged with and into Busey Bank on March 16, 2018—moving the organization to #2 in deposit market share in this market, according to S&P Global Intelligence. Though our industry has experienced tremendous change over the past several decades, First Busey Corporation’s (“Busey”) vision of providing a premier service experience remains. We are dedicated to preserving a legacy of associate excellence, customer service, expanding shareholder value and community involvement. It is because of your unwavering support and trust in us that we are here today and, for that, we thank you. We have executed on our plan of continual, steady mid-single digit organic growth and successful consolidation of acquired companies with and into Busey. This strategy has produced positive financial results in the company’s operating earnings and performance, as outlined later in the financial results section. CORPORATE STRATEGY & UPDATE The financial services industry has been consolidating for decades—and this continues still today. When I first started my career in banking in the early 1980s, there were nearly 15,000 commercial banks, compared to less than 5,000 today—according to Federal Reserve Economic Data. Busey successfully benefited from continued organic growth and consolidation of the aforementioned organizations into Busey—in part, due to being highly selective with whom we partner. In each of the acquisitions, the culture and shared values, operating philosophy and strong shareholder and community support provided a solid foundation for future success. In addition to economic disruptions, including bank failures during the 1981-1982 and 2007-2008 recessions, further reasons for these consolidations include excess capacity in the financial services industry, as well as increased technology and regulatory costs. All, or a combination of these factors, can cause bank boards and owners to reconsider independence. Successfully acquiring and integrating companies is not easy. It requires a multi-faceted, disciplined commitment and approach that is constantly assimilating and evolving. In my opinion, very few companies have been able to consistently enhance shareholder return through consolidations. We do not foresee this heightened trend of consolidation in our industry dissipating. After all, Canada has only six banks! Therefore, we remain focused on a disciplined growth model, particularly, when executing acquisitions. At some point during the process, the acquirer pays too much, doesn’t have prudent risk management processes in place to handle the scale, and/or, simply, the culture unravels. However, Busey is committed to acquiring organizations at a reasonable price to benefit shareholders—both Busey and the acquired organization. Your organization has been highly active in consolidations, essentially doubling its size in nearly three years—from $3.7 billion in total assets on January 1, 2015 to $7.9 billion in total assets on December 31, 2017. Through the process of integrating new teams into Busey, we remain focused on merging the acquired company quickly and strategically, retaining key talent, capitalizing on expected cost and operating synergies and welcoming new associates into the culture. We do this while continuing to grow both organizations organically, maintaining balance sheet quality, protecting a prudent enterprise risk management profile and building strong, multi-generational relationships. January 8, 2015: Busey acquired Herget Financial Corporation, the holding company for Herget Bank, National Association, in Pekin and the Peoria Metropolitan Statistical Area (MSA) with total assets of $273.1 million upon acquisition. Herget Bank merged with and into Busey Bank on March 13, 2015. In 2017, significant emphasis and strategic focus was placed on remaining true to being a strong, efficient community bank with broad financial capabilities, close relationships and solid support from Busey’s 4 Pillars—to allow for continued growth. For example: April 30, 2016: Busey acquired Pulaski Financial Corp. (“Pulaski”), the holding company for Pulaski Bank, National Association, a premier banking franchise in the St. Louis, MO-IL MSA. Upon acquisition, Pulaski had total assets of $1.6 billion. Pulaski Bank merged with and into Busey Bank on November 4, 2016. Through the Pulaski merger in 2016, Busey’s mortgage division grew beyond the markets where we have a banking presence. In the fourth quarter of 2017, Busey divested the mortgage business in Denver, Colorado, the Lincoln/Omaha, Nebraska area and the Kansas City, Missouri and surrounding areas. Mortgage lending continues to be an integral part of Busey’s comprehensive suite of financial service offerings; the divestiture of these locations allows Busey to remain focused on relationship banking and offering a comprehensive suite of financial services to all customers. July 2, 2017: Busey acquired First Community Financial Partners, Inc. (“First Community”), the holding company for First Community Financial Bank, in the Chicago-Naperville-Joliet IL, IN, WI MSA, with $1.4 billion in assets. First Community Financial Bank merged with and into Busey Bank on November 3, 2017. October 1, 2017: Busey acquired Mid Illinois Bancorp, Inc. (“Mid Illinois”), the holding company for South Side Trust & Savings Bank of Peoria (“South Side Bank”), serving the Peoria Tri-County area, with Fulfilling Dreams Since 1868

In 2017, Busey invested in the future growth and success of Wealth Management—moving headquarters and relocating fifty associates, including a six-member investment team and nearly twenty-member trust operations team, to 201 W. Main St. in Urbana, Illinois. The relocation promotes increased collaboration among team members while delivering Busey’s promise of close relationships and broad financial capabilities for valued clients as we grow. Busey increased earnings by 26.2% or $13.0 million from 2016 to 2017, with December 31, 2017 net income of $62.7 million, or $1.45 per diluted common share, compared to net income of $49.7 million, or $1.40 per diluted common share for the year ended December 31, 2016. In addition to Busey’s organic growth, the year-end results benefited from the acquisition of First Community since the closing of the transaction on July 2, 2017, and Mid Illinois since the closing of the transaction on October 1, 2017. Although we’ve had a presence in greater Indianapolis for over 20 years, we expanded in mid-2017 to a full-service banking center in Carmel, Indiana—ensuring every aspect of a customer’s financial wellbeing is cared for now and in the future with solutions to their personal, business and wealth management needs. 2017 net income was impacted by a one-time, non-cash charge of $8.1 million in the fourth quarter of 2017, or $0.19 per diluted common share for the year, due to the revaluation of Busey’s net deferred tax position following the enactment of the Tax Cuts and Jobs Act. Adjusted net income1 for 2017 was $75.7 million, or $1.75 per diluted common share, compared to $56.5 million, or $1.60 per diluted common share, for 2016. In addition, Busey continually improved its efficiency ratio1—for the year ended December 31, 2017, the efficiency ratio was 58.27% compared to 61.80% for 2016. Through all of these strategic adjustments to Busey’s footprint and service channels, we solidify our commitment to a true community banking business model—building strong, multi-generational relationships which is essential as we grow your organization forward. Remember, I didn’t say this was easy; however, building something unique and scalable rarely is. The executive team and other leaders across Busey spend significant time thinking about, planning for and executing on building your organization the right way. With an uninterrupted history of paying dividends to common shareholders since the bank holding company was organized in 1980, Busey grew the quarterly dividend of $0.18 from $0.17 per share year over year, and paid a $0.20 cash dividend on February 2, 2018 to shareholders of record as of January 26, 2018. Busey’s vision is to provide ‘Service Excellence in Everything We Do for our Pillars.’ Through associate and shareholder support and Busey’s steadfast commitment to balance sheet strength, profitability and growth—in that order—Busey remains a strong, independent financial organization. Each and every day, associates serve each other and customers, refine business models, focus on culture and fulfill the organization’s vision of service excellence. We will continue to stay focused on these priorities to enable continued growth and capitalization of industry consolidation in the future. An indicator of continued balance sheet strength is tangible book value per share1. As of December 31, 2017, the company’s tangible book value per share was $12.88—an increase from $12.37 from the prior year. FINANCIAL RESULTS Through the aforementioned acquisitions, organic growth and the diversified fee-income business of Busey Wealth Management, Trevett Capital Partners and FirsTech, Inc., Busey has established a solid foundation to maintain steady performance into the future. Growing portfolio loans remain paramount—with a 42.3% increase in 2017 from $3.879 billion at the end of 2016 to $5.520 billion at the end of last year. 1 For information on adjusted net income, efficiency ratio and tangible book value per share, non-GAAP financial measures, see the 2017 and 2016 Annual Reports on Form 10-K filed with the SEC. 2017 ANNUAL REPORT

As an integral part of sustaining and building upon a stable credit and commercial portfolio philosophy, Busey continues to cultivate lasting growth by providing top talent with the credit knowledge and leadership acumen to succeed in a commercial banking career through Busey’s Commercial Banking Leadership Development Program. productivity, while improving work-life balance for team members. To further improve the Associate Experience, team members complete an annual Associate Engagement Survey in addition to sharing thoughtful feedback through national and statewide award surveys. We are deeply humbled to be consistently recognized among the Best Banks to Work For across the U.S. by American Banker magazine and Best Companies Group and Best Places to Work in Illinois by Daily Herald Business Ledger and Best Companies Group since 2016, and in 2017, one of the Best Companies to Work For in Florida by Florida Trend magazine and Best Companies Group. ENGAGING EXCELLENCE An engaged team—associates who care about and contribute positively to the organization—is critical to the success of Busey. To foster associate engagement, Busey continues to invest significantly in the Associate Experience through a variety of meaningful and authentic ways. SUMMARY By remaining an efficient, nimble and responsive organization, Busey continues to serve customers’ needs, reward associates for growth and provide total value to you, Busey’s loyal shareholders. Being recognized for a job well done and career milestones is the foundation of Busey’s engagement program. Throughout the year, we recognize countless associates—from career achievements and Associate Appreciation Month to Random Acts of Kindness Week and various local award nominations for outstanding team members. From humbling recognition to a tireless commitment to service excellence, Busey’s storied history of fulfilling dreams since 1868 would not be possible without the amalgamation of many great organizations that have helped grow the organization forward. The coalescence of these organizations, together with their associates, customers, shareholders and communities, form the solid bedrock of Busey. All of these predecessor entities have rich heritages as well, and have contributed greatly to Busey’s collective culture and progress. Engaging associates through learning and development is also important to Busey. Through robust training and development offerings, which include an extensive onboarding program, professional and leadership development training tracks and the Commercial Banking Leadership Development Program—creating a solid pipeline of commercial relationship managers well versed in the organization’s processes and lending philosophy— Busey equips team members with the knowledge, skills and behaviors necessary to provide service excellence. As the result of this commitment to continuous learning, the Association for Talent Development recognized Busey internationally with the 2017 BEST Award. With sincerest gratitude, we thank these organizations and individuals, including valued shareholders, for continued support to help make Busey an organization unlike any other. From professional development to personal wellbeing, Busey has created a culture of wellness, engaging associates through the award-winning B Well program—which earned Busey recognition by the St. Louis Business Journal as a 2017 Healthiest Employer finalist. The robust suite of tools and resources promotes a healthy workplace, while at the same time fosters engagement among associates. VAN A. DUKEMAN, CFA President & Chief Executive Officer First Busey Corporation By engaging associates—the lifeblood of the organization—Busey promotes a healthy, progressive work environment, enhancing morale and Fulfilling Dreams Since 1868

2017 PROGRESS FOR PILLARS To achieve the vision of service excellence, Busey works tirelessly to fulfill promises made to associates, customers, shareholders and communities—the Pillars of the organization. ASSOCIATES More than a dozen recognition programs, including the Busey Promise Award, Associate Appreciation Month and Annual Associates’ Meeting 75 issues of Busey’s internal eNewsletter, Between the Lines, since 2015 More than 1,300 associates 222 associate Service Milestones recognized Nearly 9,000 hours committed to both sales & service and corporate training programs by 400+ participants Top leadership development program, Transform, engages nearly 80 leaders—55 of them serve as mentors across Busey 25,186 training hours completed CUSTOMERS $1+ million donated annually— investing financially in the places we call home 25,000+ surcharge-free MoneyPass® ATMs More than 60 banking centers in Illinois, Indiana, Missouri and Florida 150,000+ total households served >>> $100,000+ donated through Pay It Forward Fridays jeans days since its inception in 2015 Growing forward, together, with First Community Financial Bank of Chicagoland and South Side Trust & Savings Bank of Peoria 40.8 Net Promoter Score®, an increase of 3.3 points from 2016, and well above the industry average of 32.0—reflecting Busey’s commitment to a premier service experience 13+ fees eliminated, including notary fees, standard external transfer fees (Popmoney) and telephone transfer fees 2 issues of The Pillar magazine annually New budgeting tool, Money Management, unveiled by Busey in 2018 40,000 meals donated to 7 area food banks during Promise a Plate 7,093 customers surveyed Associates, customers, shareholders and communities—the Pillars of Busey—truly shape the future of the organization. Through your invaluable input, you help make Busey an organization unlike any other! 3 economic seminars annually 2017 ANNUAL REPORT

150 Years. 4 Pillars. 1 Promise. As we reflect back on Busey’s humble beginnings from January 13, 1868, we are grateful for today’s opportunity to serve customers—helping generations of families own homes, attend college, open businesses, retire worry-free and leave lasting legacies throughout Illinois, Indiana, Missouri and Florida. $1.1+ million in contributions to associate Health Savings Accounts since 2015 through B Well 88% engagement in the B Well health and wellness program Busey in 2017 • $7.9 billion in assets • 25,000+ surcharge-free MoneyPass® ATMs • More than 1,300 associates • 150,000+ households served • 60+ banking centers across the Midwest & Southwest Florida • Five lines of business—personal, mortgage, business, cash management and wealth management—working together as One Busey • FirsTech, Inc.: 28 million transactions processed annually using online bill payment, lockbox processing and walk-in-payments at its 4,000 agent locations in 43 states • Busey Wealth Management: approximately $6.0 billion in assets under care 2017 & 2016 Best Banks to Work For in the U.S. 2017 & 2016 Best Places to Work in Illinois 2017 Best Companies to Work For in Florida 2017 BEST Award 2017 Healthiest Employers finalist COMMUNITIES Co unity Today, Busey remains committed to the Busey Promise and the vision of providing service excellence in everything we do for 4 Pillars—associates, customers, shareholders and communities. promise month Nearly 20,000 volunteer hours—serving selflessly through time and talent 2,300+ volunteer hours and nearly 300 organizations served during Busey’s annual Community Promise Month The Busey Promise to 4 Pillars Associates We recruit and retain the best and brightest associates—serving as Busey’s front-line relationship managers; we entrust them to be knowledgeable, trustworthy, friendly, responsive, humble, positive and resilient. Customers Customers are the core of everything Busey. We are customer-centric and organizationally aligned to anticipate and exceed the needs of customers. Nearly $330,000 donated during the United Way corporate campaign Nearly 90 bank accounts provided for students in the Summer Youth Employment Program at Champaign Unit 4 schools Shareholders By exceeding the needs of customers through the efforts of talented associates and strengthened communities, shareholders are rewarded with the sustained financial results and profitability they expect from Busey. Busey Illinois Youth Run title sponsor for nearly a decade with nearly 90 participants and 100+associate volunteers annually 4 customer education series sessions annually Communities Being a community financial servicesorganization means being purpose and associates in a good corporate neighbor—partnering for progress. We partner with customers and support of communities, providing support financially, with service hours, and contributing as an active community leader. 8,000+ votes on social media and $2,000 collectively donated to Supplies for Success Countless calculators, articles and podcasts in the Resource Center on busey.com Fulfilling Dreams Since 1868

Executive Management Van A. Dukeman President & Chief Executive Officer First Busey Corporation Robert F. Plecki Chief Credit Officer First Busey Corporation Curt A. Anderson President & Chief Executive Officer Busey Wealth Management John J. Powers General Counsel First Busey Corporation Robin N. Elliott Chief Financial Officer Chief Operating Officer First Busey Corporation Amy L. Randolph Chief of Staff Executive Vice President, Pillar Relations First Busey Corporation Barbara J. Harrington Chief Risk Officer First Busey Corporation Christopher M. Shroyer President & Chief Executive Officer Busey Bank Howard F. Mooney II President & Chief Executive Officer FirsTech, Inc. Chief Information Officer First Busey Corporation First Busey Corporation Board of Directors Joseph M. Ambrose Chairman & Chief Executive Officer Horizon Hobby, LLC Gregory B. Lykins Chairman First Busey Corporation George Barr Attorney & Founder The Barr Group P.C. August C. Meyer, Jr. Chairman Midwest Television, Inc. Stanley J. Bradshaw Principal Bradshaw Capital Management, LLC George T. Shapland President Shapland Management Company David J. Downey President The Downey Group, Inc. Thomas G. Sloan Chief Executive Officer Sloan Implement Company Van A. Dukeman President & Chief Executive Officer First Busey Corporation Jon D. Stewart Chief Executive Officer TSM Ventures, Inc. Stephen V. King Founding Partner Prairie Capital, L.P. Phyllis M. Wise Chief Executive Officer Colorado Longitudinal Study GoldLab Foundation E. Phillips Knox Attorney Tummelson Bryan & Knox, LLP V.B. Leister, Jr. Chairman Carter’s Furniture, Inc. 2017 ANNUAL REPORT SERVICE LEADERS

STEWARDS FOR SERVICE EXCELLENCE Without the dedication and guidance of solid leadership, especially Busey’s Boards of Directors, the continued achievements and successes of your organization would not be possible. A Lasting Legacy Busey recognizes the following directors upon retirement from the First Busey Corporation board, effective at the Annual Meeting of Shareholders on May 23, 2018: E. Phillips Knox, V. B. Leister, Jr., Jon D. Stewart and Phyllis M. Wise. We thank these leaders for their significant contributions and years of dedication to this organization. With more than 90 combined years of service to Busey, these individuals helped lead the organization through some of the most transformative and productive years while helping establish a foundation for future growth. Another transformative director is retiring after 54 years of service to Busey. Edwin A. Scharlau II served the organization in various capacities throughout his career—from teller and operations manager to president. Since 1975, Mr. Scharlau has served as a director on the Busey Bank board, transitioning to chairman in 1991 and then vice chairman in 2011. Currently, Mr. Scharlau serves on both Busey’s Bank and Wealth Management Boards of Directors. As we celebrate Mr. Scharlau’s tenured career at Busey, we are grateful for his continual commitment to the organization and the community. A Talented Board Tenure On behalf of Busey’s 4 Pillars, we thank Mr. Knox, Mr. Leister, Mr. Scharlau, Mr. Stewart and Dr. Wise for their unwavering support in building upon and preserving Busey’s legacy—one of associate excellence, customer service, expanding shareholder value and community involvement. E. Phillips Knox l Director since 1972 V. B. Leister, Jr. l Director since 1992 Edwin A. Scharlau II l Director since 1975 Jon D. Stewart l Director since 2002 Phyllis M. Wise l Director since 2014 Growing Forward Busey’s Boards of Directors are stewards for service excellence through their steadfast loyalty—instrumental individuals as we look to the future of the organization and build upon a strong foundation in the years ahead. Through the First Community partnership, Busey welcomed George Barr, an attorney and the founder of The Barr Group P.C., as a new First Busey Corporation director and Scott A. Wehrli, the principal of DuKane Precast Inc., as a Busey Bank director. Mr. Barr served both as a director and chairman and Mr. Wehrli served as a director for First Community. Through the partnership with Mid Illinois, we invited Karen M. Jensen to serve as a director for Busey Bank. Ms. Jensen, P.E., who previously served as a director for South Side Bank, is president & CEO of Farnsworth Group, Inc. To further complement the leadership and expertise of First Busey Corporation’s Board of Directors, at our Annual Meeting of Shareholders, we are nominating Frederic L. Kenney, associate general counsel for litigation for Archer Daniels Midland (ADM), who currently serves as a Busey Bank director, and Elisabeth M. Kimmel, attorney and the owner and CEO of Midwest Television, Inc. We look forward to the insights and contributions of Mr. Barr, Ms. Jensen, Mr. Kenney, Ms. Kimmel and Mr. Wehrli in the years ahead and are grateful for their commitment and partnership. Fulfilling Dreams Since 1868 “ We are forever indebted to the boards of directors who help make Busey a remarkable organization. Through meticulous oversight, exceptional business acumen and longstanding commitment, these directors—past, present and future—have and will continue to help us strengthen and grow the organization forward. On behalf of Busey’s leaders, we thank these directors, the true stewards of your organization, for their commitment and service.” — Greg Lykins l Chairman of First Busey Corporation Board of Directors

CORPORATE PROFILE As of December 31, 2017, First Busey Corporation (NASDAQ: BUSE) was a $7.9 billion financial holding company headquartered in Champaign, Illinois. Busey Bank, a wholly-owned bank subsidiary, is headquartered in Champaign, Illinois and has thirty-seven banking centers serving Illinois, thirteen banking centers in the St. Louis, Missouri metropolitan area, five banking centers serving southwest Florida and a banking center in Indianapolis, Indiana. Trevett Capital Partners, a wealth management division of Busey Bank, provides asset management, investment and fiduciary services to high net worth clients in southwest Florida. The wealth management professionals of Trevett Capital Partners can be reached through trevettcapitalpartners.com. Busey Bank had total assets of $7.1 billion as of December 31, 2017. South Side Trust & Savings Bank of Peoria, First Busey Corporation’s wholly-owned bank subsidiary, is headquartered in Peoria, Illinois and has thirteen additional locations in the greater Peoria area and had total assets of $712.3 million as of December 31, 2017. In addition, Busey Bank owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately 28 million transactions per year using online bill payment, lockbox processing and walk-in payments at its 4,000 agent locations in forty-three states. More information about FirsTech, Inc. can be found at firstechpayments.com. Busey Wealth Management is a wholly-owned subsidiary of First Busey Corporation. Through Busey Trust Company, Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of December 31, 2017, Busey Wealth Management’s assets under care were approximately $6.0 billion. For more information about us, visit busey.com. SHAREHOLDER INFORMATION Corporate Headquarters First Busey Corporation, 100 W. University Ave., Champaign, IL 61820, 217.365.4500. Visit Busey’s website at busey.com. Annual Meeting The Annual Meeting of Shareholders of First Busey Corporation will be held on Wednesday, May 23, 2018 at 12 p.m. at the Urbana Country Club, 100 E. Country Club Rd., Urbana, IL 61801. First Busey Corporation Common Stock First Busey Corporation common stock is listed on the NASDAQ Global Select Market under the symbol BUSE. Annual Report on Form 10-K A copy of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, can be found at busey.com. Stock Transfer Agent Computershare, P.O. Box 30170, College Station, TX 77842-3170. The transfer agent can be accessed at computershare.com/investor. SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS Statements made in this report, other than those concerning historical financial information, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond our ability to control or predict, could cause actual results to differ materially from those in our forward-looking statements. These factors include, among others, the following: (i) the strength of the local, national and international economy; (ii) changes in state and federal laws, regulations and governmental policies concerning First Busey’s general business; (iii) changes in accounting policies and practices; (iv) changes in interest rates and prepayment rates of First Busey’s assets; (v) increased competition in the financial services sector and the inability to attract new customers; (vi) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vii) the loss of key executives or employees; (viii) changes in consumer spending; (ix) unexpected results of current and/or future acquisitions, which may include, failure to realize the anticipated benefits of the acquisition and the possibility that the transaction costs may be greater than anticipated; (x) unexpected outcomes of existing or new litigation involving First Busey; (xi) the economic impact of any future terrorist threats or attacks; (xii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and its business, including additional factors that could materially affect its financial results, is included in First Busey’s filings with the Securities and Exchange Commission Member FDIC 2017 ANNUAL REPORT

We thank you for allowing us the opportunity to serve you, your family and your community for generations. Fulfilling Dreams Since 1868

First Busey Corporation 100 W. University Ave., Champaign, IL 61820 217.365.4500 | busey.com | NASDAQ: BUSE Busey 2018 | All Rights Reserved Busey’s Financial Suite of Services: